SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 14, 2014

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VIA EDGAR

Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation
Registration Statement on Form F-1 (No. 333-194589)
Response to the Comment Letter Dated April 11, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2014. Concurrently with the submission of this letter, the Company is publicly filing amendment no. 3 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Registration Statement filed with the Commission on April 4, 2014, and two copies of the filed exhibits.

April 14, 2014

The Company respectfully advises the Staff that it plans to request effectiveness of the Registration Statement on April 16, 2014, and would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to include the Company’s recent developments.

Management

Committees of the Board of Directors, page 155

1.	Please explain how the composition of your audit committee complies with the requirements of Rule 5605(c)(2)(A) of the Listing Rules of the NASDAQ Stock Market.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Principal Shareholders, page 159

2.	Please expand footnote 9 to specify the number of shares that Ali WB will receive in this offering as well as the number of shares it will purchase from SINA and in the concurrent private placement.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Registration Statement.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

3.	Please revise to disclose the grant of 1,550,000 restricted share units to your directors and officers on April 4, 2014, as disclosed on page 95.

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Registration Statement.

April 14, 2014

Item 8. Exhibits and Financial Statement Schedules, page II-2

Exhibits 5.1 and 99.2

4.	Please revise each opinion to state the number of shares offered.

In response to the Staff’s comment, each of the exhibit 5.1 opinion and exhibit 99.2 opinion has been revised to state the number of shares offered and filed together with the Registration Statement.

Exhibit 10.11

5.	Please revise to include an English translation of schedule 2 to exhibit 10.11. Refer to Item 306 of Regulation S-T.

In response to the Staff’s comment, the Company has revised schedule 2 to exhibit 10.11 to include the English name of each of the listed individuals and filed the revised exhibit 10.11 together with the Registration Statement.

*        *        *

April 14, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Bonnie Yi Zhang, Chief Financial Officer, Weibo Corporation

Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Alan Seem, Partner, Shearman & Sterling LLP

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